Exhibit 99.2

FRONTFOUR MASTER FUND, LTD.

c/o FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830

March __, 2018

[CANDIDATE NAME]

Re:	Obsidian Energy LTD.

Dear [CANDIDATE NAME]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Obsidian Energy LTD. (the “Company”) in connection with the proxy solicitation that FrontFour Master Fund, Ltd. and the entities identified on Exhibit A hereto (collectively, the “Group”) is considering undertaking to nominate and elect directors at the Company’s 2018 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof and any adjournments, postponements, reschedulings or continuations thereof (the “Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (“Agreement”) will set forth the terms of our agreement.

The members of the Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Group Solicitation and any related transactions, actions or failures to act, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims determined by a court of competent jurisdiction to have arisen from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Group), or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Group shall not relieve it from any liability which it may have on account of this Agreement, except to the extent it shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. The Group shall advance all expenses incurred by or on behalf of you for all Losses suffered or incurred by you as provided herein within thirty (30) days after the receipt by the Group of written notice of such Loss or Losses by you; provided, however, that such written notice shall include or be preceded or accompanied by a written undertaking by or on behalf of you to repay any expenses advanced by the Group if it shall ultimately be determined that you are not entitled to be indemnified against such expenses under this Agreement. The Group may not enter into any settlement of Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim and does not impose any monetary obligation or any restriction on you, including, without limitation, any injunction or other equitable relief. Notwithstanding anything to the contrary set forth in this Agreement, the Group shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without the Group’s prior written approval, which shall not be unreasonably withheld. Notwithstanding the foregoing, you shall be entitled to retain separate counsel if the representation of you and any member of the Group by the same counsel would, in the opinion of that counsel, constitute a conflict of interest. In such instance, you shall be entitled to advancement or reimbursement, at your election, of the fees, costs and expenses of such separate legal counsel. In addition, you agree not to enter into any settlement of Loss or claim without the written consent of the Group, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Group, its affiliates or members of its Schedule 13D group which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Group, its affiliates or members of its Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided, if legally permissible, that you first promptly notify the Group so that the Group or any member thereof may seek a protective order or other appropriate remedy or, in the Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Group and, upon the request of a representative of the Group, all such information shall be returned or, at the Group’s option, destroyed by you, with such destruction confirmed by you to the Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof. The parties hereto consent to the exclusive jurisdiction of the federal and state courts located in New York County, New York, with respect to any dispute, controversy, proceeding or claim arising out of this Agreement, the breach, termination, enforcement, interpretation or validity thereof. The undersigned and each member of the Group hereby irrevocably submits to the personal jurisdiction of such court and agrees that it will not bring any action with respect to this Agreement in any other court.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

FRONTFOUR MASTER FUND, LTD., on behalf of itself and each of the entities identified on Exhibit A hereto

By:	FrontFour Capital Group LLC Investment Manager

By:
	Name:	Stephen E. Loukas
	Title:	Authorized Signatory

ACCEPTED AND AGREED:

[CANDIDATE NAME]

EXHIBIT A

Name of Affiliated Entity	Jurisdiction of Organization

FRONTFOUR MASTER FUND, LTD.	CAYMAN ISLANDS

FRONTFOUR OPPORTUNITY FUND	BRITISH COLUMBIA, CANADA